Exhibit 99.1

Hi everyone,

My name is Grace Harlow. I am an Appraiser here on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the British-Ghanaian artist, Lynette Yiadom-Boakye.

Known for her portraits set against ambiguous, monochromatic backgrounds, Yiadom-Boakye’s work has achieved both commercial success and international recognition. In November of 2022, a highly anticipated survey of the artist’s career is set to re-open at the Tate Britain in London, after closing prematurely in the fall of 2020.

To provide investment quality paintings by the artist, our acquisitions team has reviewed approximately 30 examples of Yiadom-Boakye’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first painting by the artist we have selected to be offered on the Masterworks platform.

The latest offering is titled “xOxyxsxtxexrx” and was executed in 2012. The Painting depicts a smiling woman clad in white, painted with loose, expressive brushwork. This enigmatic portrait of a fictitious character employs the artist’s recognizable format, which intentionally appears ambiguous and prompts the viewer to form their own narratives and interpretations.

Depictions of single subjects set against monochromatic backgrounds that are similar in scale and composition to the Painting command top prices at auction. As of November 2022, these works account for six of the artist’s top ten auction records and have sold in excess of $1 million. These examples are led by: “11pm Sunday” (2011), which sold for $1.7 million at Sotheby’s, New York in May of 2022, “Highpower” (2008), which sold for $1.6 million at Christie’s, London in October of 2022, and “Leave A Brick Under The Maple” (2015), which sold for $1 million at Phillips, London in June of 2019.

Between October 2013 to May 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 27.8%